SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 17 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, September 17, 2004

PRESS RELEASE

2004 First Half Year Results

Strong growth in operating income and recurring net income

Significant increase in free cash flow (1) before dividends

Asset disposal program finalized

-	Consolidated revenue : €14.2 billion (up 2.8% at constant exchange rates), up 3.6% at constant exchange rates under the Group's new scope of consolidation (2) excluding FCC

-	Consolidated EBIT: €975 million (up 11.6% at constant exchange rates), up 15% at constant exchange rates under the Group's new scope of consolidation (2) excluding FCC

-	Net income: €181 million

-	Recurring net income (3): €205 million, up 54%

Veolia Environnement's Board of Directors met on September 16, 2004, at which time it examined and approved the company's financial statements for the first half of 2004.

REFOCUSING OF THE BUSINESS PORTFOLIO COMPLETED. ASSET DISPOSALS FINALIZED.

Implementation of the portfolio refocusing announced in September 2003 continued and was finalized ahead of schedule. The total amount of asset disposals carried out by the Group in the United States in the non-core US water business (equipment and short-term services activities and Culligan), amounted to approximately $2.0 billion, $345 million of which was attributable to the sale of Everpure and Surface Preparation in 2003.

Veolia Environnement announced in July that it was selling its stake in B1998 SL, the holding company controlling FCC. This sale was completed on September 15, 2004. It will lead to a reduction in Veolia Environnement's net debt of approximately €1.1 billion.

Overall, the portfolio refocusing implemented during 2003 and 2004 is expected to reduce debt by more than €2.8 billion.

(1)	Free cash flow = cash flow from operations +/- change in the working capital requirement - effect of the variation of the securitization and Dailly (i.e. receivables discounting) programs + asset disposals (excluding non-core asset disposals) - capital expenditures and financial investments +/- changes in the scope of consolidation.

(2)	Excluding assets sold in 2003 and in the process of being sold in 2004 is defined as: Surface Preparation, Everpure, Culligan and the equipment and short-term services activities of USFilter

(3)	Recurring net income/(loss) is defined as: EBIT + recurring portion of goodwill amortization and impairment losses recognized on assets with indefinite lives, net financial income/(expense), share in earnings of companies accounted for by the equity method, minority interests + notional income tax.

CONTINUED ORGANIC GROWTH

Veolia Environnement's consolidated revenue totaled €14,243 million compared with €14,048 million during the first half of 2003. Excluding the US assets sold in 2003 and those assets currently in the process of being sold, revenue totaled €13,507 million, an increase of 3.7% at constant exchange rates. Based on the Group's new scope of consolidation and excluding FCC, consolidated revenue amounted to €11,989 million, up 3.6% at constant exchange rates.

Veolia Environnement posted further organic growth and renewed and extended several major contracts during the half-year period (Rennes water contract in France, Melbourne transportation contract in Australia, Nice transportation contract in France, etc.) and won new long-term municipal outsourcing contracts, notably in the Water division in Central Europe (Moravia) and Asia (Province of Guizhou, People's Republic of China), in the Waste division in the United States (Pontiac, Michigan) and in the Energy Services division in Poland (in Poznan).

SIGNIFICANT INCREASE IN EBIT AND IMPROVEMENT IN THE OPERATING MARGIN

EBIT totaled €975 million, up from €884 million in the first half of 2003.

Excluding the US assets sold in 2003 and those assets currently in the process of being sold in 2004, EBIT totaled €945 million, up 14.3% at constant exchange rates.

Based on the Group's new scope of consolidation and excluding FCC, EBIT amounted to €813 million, up 15.0% at constant exchange rates. All of the Group's divisions contributed to this strong growth. It reflected the impact of organic growth, the increasing maturity of the contracts signed over the past few years and efficiency gains. The EBIT margin strongly rebounded to 6.8% compared with 6.1% at June 30, 2003.

Analyzed by division, EBIT trends were as follows:

  EBIT for the Water division amounted to €414 million (compared with €402 million in thefirst half of 2003). Excluding the US assets sold in 2003 and those assets currently in the process of being sold in 2004, EBIT increased by nearly 10% at constant exchange rates(1) to €384 million due to excellent performance in Europe and Asia and a significant improvement in Veolia Water Systems' profitability.
  EBIT for the Waste division amounted to €212 million (compared with €179 million in thefirst half of 2003), up 22.1% at constant exchange rates due to the impact of restructuring measures and productivity improvements in France, good performance in Northern Europeand a stable contribution at a high level from the US operations.
  EBIT for Energy Services increased to €200 million (compared with €179 million in the firsthalf of 2003), up 12.3% at constant exchange rates. This rise was driven by the Group's French businesses, as well as by activities in the UK, Italy and Central Europe.
  EBIT for the Transportation division rose by 41.6% at constant exchange rates to €57 million (compared with €41 million in the first half of 2003) benefiting from the full effect of the Boston contract, improved margins in Europe and the initial effects of the new Melbourne contract.
  FCC's (2) EBIT totaled €132 million (compared with €119 million in the first half of 2003), up10.3% at constant exchange rates, notably due to the performance of its environmental services businesses.

The improvement in EBIT also resulted from the implementation of the Veolia 2005 efficiency plan. Its contribution to the Group's performance came to €45 million, primarily at the operating income level. These good results have allowed for an upward revision to the amount of expected recurring savings over the full year to €100 million, and confirm the Group's target of €300 million in savings for full-year 2006.

(1)	Excluding the Water division's share of Proactiva

(2)	VE share

EBITDA (1) for the Group amounted to €1,875 million, up from €1,824 million in the first half of 2003. Excluding the US assets sold in 2003 and those assets currently in the process of being sold in 2004, EBITDA amounted to €1,806 million in the first six months of 2004, up 5.3% at constant exchange rates compared with the first half of 2003. Based on the Group's scope of consolidation and excluding FCC, EBITDA was €1,608 million, up 4.7% at constant exchange rates.

IMPROVEMENT IN NET FINANCIAL EXPENSE AND STABLE COST OF FINANCING

Net financial expense saw a considerable improvement, declining to €288 million from €451 million in the first half of 2003. The figure for the first half of 2003 was negatively impacted by a non-recurring provision of €72 million related to the financial assets carried by USFilter. Net financial expense in the first half of 2004 reflected a capital gain of €52 million on the sale of marketable securities.

The cost of financing was reduced to €304 million at June 30, 2004 compared with €314 million at June 30, 2003. The average interest rate remained stable at 4.3% .

OTHER INCOME AND EXPENSE

The net of other income and expense resulted in an expense of €67 million compared with an expense of €34 million in the first half of 2003. Net other expense in the first half of 2004 includes expenses related to the Group's different disposals, provisions with respect to certain businesses held by FCC, and a provision with respect to Berlikomm, a subsidiary company of the Berlin water contract, for which the disposal is planned.

VERY STRONG GROWTH IN RECURRING NET INCOME

Owing to the combined effect of strong operating performance and a tight control on the cost of financing, Veolia Environnement's consolidated recurring net income increased 54% to €205 million in the first half of 2004, compared with €133 million in the first half of 2003.

After taking into account non-recurring items, Veolia Environnement's consolidated net income amounted to €181 million in the first half of 2004.

STRONG GROWTH IN FREE CASH FLOW BEFORE NON-CORE ASSET DISPOSALS

Cash flow from operations increased by 9% to €1,471 million, up from €1,346 million in the first half of 2003, reflecting the improvement in the Group's performance.

This increase, coupled with the continued improvement in the working capital requirement (reduction of +€159 million) and further tight control on capital expenditures and financial investments (€1,212 million) confirms the financial model of the Group. Free cash flow increased very significantly, rising to €540 million in the first half of 2004 from €171 million in the first half of 2003. As such, free cash flow is able to finance all of the dividend.

Net debt (2) amounted to €12.7 billion. As a result of the introduction of the French Financial Security Act (Loi sur la Sécurité Financière), this figure reflects the reclassification as debt of the Water division's securitized receivables (€325 million) and of certain special purpose entities, including operational asset companies, principally linked to the Berlin water contract (€378 million). In addition, net debt takes into account the impact of the decrease in receivables discounting (€263 million). Excluding these factors, net debt remained stable compared with year-end 2003. Net debt at June 30, 2004 does not take into account the asset disposals carried out during the second half of the year.

(1)	EBITDA = EBIT + depreciation and long term provisions + renewal expenses

(2)	Net debt is defined as follows: long-term financial debt + short-term financial debt – short-term financial receivables – long-term financial receivables – marketable securities – cash and cash equivalents.

OUTLOOK

The second half of 2004 should confirm the trends seen during the first half of 2004. As such, the Group sets forth the following improvement targets for the full-year 2004: double-digit growth in EBIT, strong growth in recurring net income and positive free cash flow before the disposal of non-core assets.

Following a reduction of €2 billion to the Group's net debt in two years, net debt should be further reduced by approximately €2 billion to between €10.5 billion and €11 billion at year-end 2004.

Over the medium term, the Group confirms its policy of profitable and selective organic growth. It maintains its ROCE (1) target of at least 8% in 2005 despite the short-term dilutive impact on this indicator from the sale of FCC.

DIVIDEND DISTRIBUTION POLICY

Given its results for the first half of the year, the Board of Directors has shown its intention to implement a policy for a substantial increase in the dividend over the medium term. A first step toward this policy will be carried out for the dividend proposed at the Annual General Shareholders Meeting in 2005.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

(1)	See Veolia Environnement's 2003 Annual Report on Form 20-F (available on Veolia Enviornnement's web site indicated at the end of this press release) for a description of the company's method of calculating ROCE.

	FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		June 30,	June 30,
	(in millions of euros)	2004	2003
	Revenue	14,243.1	14,048.0
	Revenue excluding assets sold in 2003 and 2004	13,506.8	13,143.2
A	EBIT	974.8	884.3
	EBIT excluding assets sold in 2003 et 2004	945.3	835.6
B	Restructuring costs	-16.1	-9.1
A-B	Operating income before goodwill amortization	958.7	875.2
	Goodwill amortization (1)	-97.3	-2,266.8
	Operating income/(expense) after goodwill amortization	861.4	-1,391.6
	Cost of financing	-303.6	-314.3
	Other financial income and expense	15.6	-136.8
	Net financial expense	-288.0	-451.1
	Operating income/(expense) less net financial expense
	before equity and minority interests	573.4	-1,842.7
	Other income and expense	-66.9	-33.5
	Income/(expense) before tax	506.5	-1,876.2
	Income tax	-224.5	-137.8
	Net income/(expense) before equity and minority interests	282.0	-2,014.0
	Share in net earnings of companies accounted for by the
	equity method	29.6	25.8
	Minority interests	-130.2	-112.0
	Net income/(loss)	181.4	-2,100.2
	Net earnings per undiluted share (in €)	0.45	-5.25
	Net earnings per diluted share (in €)	0.45	-5.25
	Recurring net income	204.8	132.6
	Recurring net income per share (€)	0.51	0.33
	Average number of shares (in millions) (2)	400.3	400.3

(1)	Recurring and non recurring

(2)	Excluding treasury stock allocated as a reduction of consolidated shareholders' equity (approximately 4.7 million shares).

BALANCE SHEET – CONSOLIDATED ASSETS

(in millions of euros)	June 30, 2004	December 31, 2003

Intangible assets	2,750.6	2,749.1
Goodwill	4,203.9	4,238.4
Tangible assets	15,096.8	14,419.2
Financial assets	1,831.1	1,814.1
of which long-term financial receivables	528.7	409.8
Total fixed assets	23,882.4	23,220.8

Current operating assets	12,219.7	11,500.7
Short-term financial receivables	444.2	457.9
Marketable securities	1,466.4	1,202.6
Cash and equivalents	1,647.3	2,538.4
Total current assets	15,777.6	15,699.6

Total assets	39,660.0	38,920.4

BALANCE SHEET – CONSOLIDATED LIABILITIES

(in millions of euros)	June 30, 2004	December 31, 2003

Shareholders equity (group's share)	3,619.3	3,574.8
Minority interests	2,755.6	2,679.8
Subsidies and deferred income	1,396.5	1,475.0
Provisions	2,940.8	2,913.9
Long-term financial debt	11,375.0	12,586.4
Other long-term liabilities	390.0	399.3
Long-term capital	22,477.2	23,629.2

Accounts payable	11,744.9	11,464.5
Short-term financial debt	5,437.9	3,826.7
of which bank overdrafts	640.3	685.6
Total current liabilities	17,182.8	15,291.2

Total shareholders equity and liabilities	39,660.0	38,920.4

CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros)	June 30, 2004	June 30, 2003

Net income/(loss)	181.4	-2,100.2
Depreciation and amortization	1,096.8	3,288.9
Financial provisions	55.5	123.4
Gains on sale of property and equipment and	31.9	-13.0
financial assets, net
Undistributed earnings of affiliates, net	-18.0	-18.2
Deferred taxes	14.4	-16.7
Minority interests	130.2	112.0
Prepaid, deferrals and accruals	-21.5	-29.9
Cash flow from operations	1,470.7	1,346.3
Change in working capital requirement	-104.2	-214.6
of which is linked to operations	158.6	-56.7
of which is linked to securitization program and
Dailly (receivables discounting)	-262.8	-157.9
Net change from operating activities	1,366.5	1,131.7
Capital expenditures	-1,039.0	-1,014.2
Financial investments	-172.7	-197.4
Disposal of assets	221.2	117.3
Change in financial receivables	-10.4	-298.2
Purchase/sale of securities	-259.8	61.8
Net change from investment activities	-1,260.7	-1,330.7
Change in debt	-651.5	1,398.6
Increase in capital	22.2	6.1
Dividends	-315.3	-276.7
Treasury stock	5.8	-0.1
Net change from financing activities	-938.8	1,127.9
Impact of currency exchange and other	-12.8	-147.7
Cash and cash equivalents at the beginning of	1,852.8	1,635.6
the period
Cash and cash equivalents	1,647.3	3,198.2
- Cash liabilities	640.3	781.4
Cash and cash equivalents at the end of the	1,007.0	2,416.8
period

DETERMINATION OF FREE CASH-FLOW BEFORE DISPOSALS OF NON-CORE ASSETS

(in millions of euros)	June 30, 2004
Cash flow from operations	1 471
Change in working capital requirement (1) linked to	159
operations
Disposal of assets (2)	155
Resources	1 785
Capital expenditures	-1 039
Financial investments	-173
Impact of consolidation scope and other	-33
Use	-1 245
Free cash flow	540

(1)	Excluding change to securitization and Dailly (i.e. receivables discouting) programs.
(2)	The Western Farmlands disposal for €66 million is classified under disposal of non-core assets.

TOTAL CONSOLIDATED

(in millions of euros)	June 30, 2004	June 30, 2003	Variation June 30, 2004 / June 30, 2003

			Current exchange rate	Constant exchange rate
Revenue	14,243.1	14,048.0	+1.4%	+2.8%
EBIT	974.8	884.3	+10.2%	+11.6%

Total excluding assets sold in 2003 and 2004 (*)

(in millions of euros)	June 30, 2004	June 30, 2003	Variation June 30, 2004 / June 30, 2003
			Current exchange rate	Constant exchange rate
Revenue	13,506.8	13,143.2	+2.8%	+3.7%
EBIT	945.3	835.6	+13.1%	+14.3%

(**)Excluding assets sold in 2003 and in the process of being sold in 2004: Surface Preparation, Everpure, Culligan equipment and short-term services businesses

New consolidation scope after all planned disposals (**)

(in millions of euros)	June 30, 2004	June 30, 2003	Variation June 30, 2004 / June 30, 2003
			Current exchange rate	Constant exchange rate
Revenue	11,989.3	11,681.6	+2.6%	+3.6%
EBIT	812.5	715.6	+13.6%	+15.0%

(**) Excluding assets sold in 2003 and 2004 and FCC

RECURRING NET INCOME RECONCILIATION TO NET INCOME

(in millions of euros)	June 30, 2004	June 30, 2003

Recurring net income	205	133
Write-down of US water division assets	--	-2,232
Restructuring costs	-16	-9
Write-downs and gains, net	17	--
Taxes	--	44
Other	-25	-36

Total non recurring items	-24	-2,233
Net income/(loss)	181	-2,100

REVENUE AND EBIT GROWTH BY DIVISION

(in millions of euros)	Revenue		at constant	EBIT		at
			exchange			constant
			rates			exchange
						rates
	June 30,	June 30,		June 30,	June 30,
	2004	2003		2004	2003
Water***	4,634	4,592	+1.8%	385	353	+9.4%
Waste	3,050	2,914	+6.8%	212	179	+22.1%
Energy services	2,553	2,388	+7.1%	200	179	+12.3%
Transportation	1,782	1,821	-1.6%	57	41	+41.6%
FCC	1,489	1,429	+4.5%	132	119	+10.3%

(***)Excluding assets sold in 2003 and in the process of being sold in 2004: Surface Preparation, Everpure, Culligan and equipment and short-term services businesses

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chairman & Chief Executive Officer